September 29, 2022

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	VCI Global Limited
Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted August 16, 2022
CIK No. 0001930510

Dear Staff:

On behalf of VCI Global Limited (the “Company”), we have set forth below our response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in its letter dated as of September 12, 2022, with respect to the Company’s Amendment No. 1 to its Draft Registration Statement on Form F-1 filed with the SEC by the Company on August 16, 2022 (the “DRS/A”). For your convenience, the text of the Staff’s comment is set forth below in bold, followed in each case by the Company’s response. Please note that all references to page numbers in the response are references to the page numbers in Amendment No. 2 to the DRS (the “DRS/A2”) submitted concurrently with the submission of this letter in response to the Staff’s comments

Amendment No. 1 to Draft Registration Statement on Form F-1

Risk Factors, page 20

1.	We note your amended disclosure in response to comment 10 and your response regarding your intention not to expand into jurisdictions other than Malaysia. Please revise your disclosure to confirm in which jurisdictions you intend to operate and tailor your disclosure to those jurisdictions. For example, we note your disclosure regarding the U.S. consulting market. Please tell us why you believe the information regarding non-Malaysian markets is material to investors in your offering. We also note your disclosure that you engage with clients from China, Singapore and the United States. Please reconcile the disclosure to clarify where you operate.

The Company has made conforming revisions throughout the DRS/A2 to clarify that its businesses operate solely in Malaysia and the Company’s clients are located primarily in Malaysia, but the Company does have some clients who are located in China, Singapore and the United States. The Company does not expect to operate in any other jurisdiction other than Malaysia.

1

General

2.	We note your response to comment 22 and have the following additional questions:

(a) Please supplementally provide us with a full detailed calculation/analysis of the value (as defined in Section 2(a)(41) of the Investment Company Act of 1940) of your “investment securities” (as per Section 3(a)(1)(C) of the 1940 Act) as a percentage of the value of your total assets (exclusive of Government securities, as defined in the 1940 Act, and cash items) on an unconsolidated basis. In your analysis, please specifically identify which assets are included as investment securities and which are not, and also please itemize what is included as a cash item and the value for each cash item individually. In your calculation, please indicate whether, and if so which, subsidiaries fall under subsection 3(a)(2)(C) of the 1940 Act.

The Company has prepared the attached charts set forth on Appendix A to this letter, which include a calculation of the value (as defined in Section 2(a)(41) of the Investment Company Act of 1940 (the “40 Act”)) of the Company’s and each of its subsidiaries’ investment securities on an unconsolidated basis. Each chart identifies the assets of each company that are included as investment securities, identifies the assets of each company that are not investment securities and itemizes each cash item. All of the Company’s direct and indirect subsidiaries fall under subsection 3(a)(2)(C) of the 40 Act. The Company and three of its subsidiaries own investment securities: V Capital Kronos Berhad, V Capital Quantum Sdn. Bhd. and V Capital Consulting Limited.

The Company: As of June 30, 2022, the Company owned 476,190 shares of Zero Carbon Farms Ltd, (“Carbon Farms”) which represented 5% its outstanding shares. As of June 30, 2022, the Company valued those shares at $14,122, which is 0.83% of the Company’s total assets on an unconsolidated basis.

V Capital Kronos Berhad (“VCK”) – VCK is a Malaysia public company that manages the Company’s business. As of June 30, 2022, VCK owned 1,702,8991 shares (the “TGL Shares”) of Treasure Global Inc. (“TGL”), which represented 14.55% of the outstanding shares of TGL. As of June 30, 2022, the Company valued those shares at $7,764,1132, which is more than 40%3 of VCK’s total assets. However, pursuant to subsection 3(b)(1) of the 40 Act, VCK is not an investment company as it is primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities. The Company through its subsidiaries provides consulting services in the areas of business strategy (corporate structuring and pre-IPO readiness), post-IPO investor relations, boardroom strategies, technology consultancy (digital development and fintech solutions) and VCK both provides consultancy services and manages the integration of the various consultancies performed by the Company’s subsidiaries. In some cases, VCK, the Company or one of the Company’s other subsidiaries has made investments in its clients which are incidental to and in support of its consultancy work. The Company believes these investments create a closer and more loyal relationship with the client, which provides the Company with a competitive edge against other consultants.

1 202,899 shares of which were underlying a convertible note which has been converted in full.

2 Based on the $1.91 per share closing price of TGL common stock on September 28, 2022, the current market value of the TGL Shares is $3,252,537.09.

3 The Company’s primary business is consultancy. Consulting business typically do not have significant assets as their most valuable assets are its consultants, and these assets are not reflected on the balance sheet, which can provide an oversized and misleading interpretation of the importance any asset that is reflected on the Company’s balance sheet.

2

TGL is a Delaware corporation that operates exclusively in Malaysia. VCK has been a consultant to TGL since June of 2020, providing advice and strategy with respect to TGL’s initial public offering preparation. As compensation for this consultancy, VCK and its affiliated companies received consulting fees from TGL of $2,305,140 in fiscal year 2021 and $940,000 to date in 2022. In support of TGL’s efforts to go public, in April and May of 2021, VCK purchased the TGL Shares. This level of investment was made by VCK in support of a significant client relationship and because of the familiarity the Company has with TGL. The Company’s Chairman and CEO is also the Chairman of TGL. Further, because VCK made more than a 10% investment in TGL it became a TGL affiliate and subject to Rule 144 sale limitations and was required to execute a 180 day lock up agreement. As a result, VCK could not liquidate its position in TGL in the initial trading days of TGL stock when its share price reached $19.804 per share. If deriving a return on its TGL shares was the primary purpose for VCK’s investment, the investment would have been structured to enable liquidation during the initial trading of TGL common stock. To date, VCK has not realized any return on its investment in TGL.

V Capital Quantum Sdn. Bhd (“VCQ”) is a Malaysia private company that provides information technology and business consultancy services. In June 2021, Elmu V Sdn Bhd has engaged VCQ as a consultant for their business. VCQ has subsequently invested in Elmu V Sdn Bhd in order to support the Company’s consultancy work. As of June 30, 2022 VCQ owned 30 shares of Elmu V Sdn. Bhd., a Malaysia private company that operates exclusively in Malaysia. As of June 30, 2022, the Company valued those shares at $6.80, which is less than 40%5 of VCQ’s total assets.

V Capital Consulting Limited (“VCC”) is a British Virgin Islands business company incorporated on March 1, 2016, provides corporate and business advisory services in corporate finance, corporate structuring and restructuring, listings on recognized stock exchanges and fintech advisory. In June 2021, DFA Robotics Inc. has engaged VCC as a consultant for their listing exercise. In order to further enhance client’s relationship and in support of their listing, VCC has subsequently invested in DFA Robotics Inc in September 2021. As of June 30, 2022 VCC owned 3,648 shares of DFA Robotics Inc. As of June 30, 2022, the Company valued those shares at $300,000, which is less than 40%6 of VCC’s total assets.

(b) If you are relying on exclusion or exception from investment company status under the 1940 Act, please provide a detailed legal analysis of the basis for your reliance on any such exclusion or exception.

4 The closing price of TGL common stock on August 11, 2022 was $17.80 per share.

5 VCK’s primary business is consultancy. Consulting business typically do not have significant assets as their most valuable assets are its consultants, and these assets are not reflected on the balance sheet, which can provide an oversized and misleading interpretation of the importance any asset that is reflected on VCK’s balance sheet.

6 VCK’s primary business is consultancy. Consulting business typically do not have significant assets as their most valuable assets are its consultants, and these assets are not reflected on the balance sheet, which can provide an oversized and misleading interpretation of the importance any asset that is reflected on VCK’s balance sheet.

3

The Company relies on Section 3(b)(1) of the 40 Act as its exemption from being deemed an investment company under the 40 Act and believes that it meets the criteria set forth In the Matter of the Tonopah Mining Company of Nevada (SEC Release July 21, 1947) for primarily being engaged in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities. As described in the Company’s response to comment 22 of the Staff’s letter dated July 29, 2022 (the “Comment 22 Response”) and in response 2(a) above (the “Comment 2(a) Response”), (i) substantially all of the Company’s revenues are from consulting fees; (ii) the Company was formed as a business consultancy firm and later expanded its offerings of consultancy services and has never obtained any revenue from any investment securities or sought to purchase investment securities that were not issued by consulting clients; (iii) the Company was formed as a consulting firm and has always held itself out to be a consulting firm and not an investment company; (iv) the Company’s officers and directors mainly come from consulting backgrounds as set forth in their biographies included in the DRS/A2 and (v) although the value of the Company’s shares in TGL exceeds 40% of its assets (as was the case in Tonopah), the Company believes for the reasons set forth in the Comment 2(a) Response and the Comment 22 Response, the math does not reflect the nature of its ownership interest in TGL or its other minority interests and therefore should not preclude an exemption under Section 3(b)(1) of the 40 Act.

(c) We note your response to comment 22 says you have a 14.55% equity interest in Treasure Global Inc. Please supplementally describe the nature of this investment in greater detail. Please also indicate whether you derive any revenue from your investment in Treasure Global Inc.

The Company has provided the requested information in the Comment 2(a) Response.

(d) Page 4 of your draft registration statement refers to “sourcing for investment opportunities” in a section called “Investments." Please describe how the activities referenced under “Investments” relate to the Tonopah factors identified in the comment 22 response.

The Company has deleted this section form the DRS/A2 as it does not accurately reflect the intentions of the Company and has modified the DRS/A2 throughout to make clear investing in securities is not a part of their business plan. The Company expects that it will only make investments in its clients from time to time that are incidental to the consulting relationship and does not intend to engage in the business of investing in securities in any meaningful way.

3.	Your draft registration statement states that you have a “key advisory practice[] in investment.” Please provide us with your legal analysis as to whether you are an “investment adviser” as defined by section 202(a)(11) of the Investment Advisers Act of 1940.

Section 202(a)(11) defines “investment advisor” any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities.

The Company advises its clients on different aspects of their business and does not give any investment advice to its clients with respect to investments in securities. The Company does not believe it meets the definition of an “investment advisor” under the Investment Advisers Act of 1940.

4

Should you have any questions relating to the foregoing or wish to discuss any aspect of this letter, please contact me at (646) 876-0618.

Sincerely,

/s/ Jeffrey P. Wofford
Jeffrey P. Wofford
Carmel, Milazzo & Feil LLP

5

Appendix A

VCI Global Limited (“VCI Global”)

(unconsolidated)

As of June 30, 2022

Total Assets (less US Government Securities and Cash) (a)	Each Non- Investment Security Asset (b)	US Government Securities (c)	Cash Items (d)	Investment Securities(1) (e)	Investment Securities as a Percentage of Assets (e)/(a)
$1,710,785	Total: $1,696,663 For itemized amounts see below	None	$4,509	$14,122 Zero Carbon Farm Ltd: 476,190 share (5% ownership interest)	0.83%

(1)Excludes 100% ownership of V Capital Kronos Berhad (“V Cap”), which owns a 14.55% interest in Treasure Global Inc. because the Company believes that V Cap is not an investment Company pursuant to Section 3(b)(1) of the investment Company Act of 1940.

Itemized Non-Investment Security Assets

Investment in wholly own subsidiaries	$1,456,663.00
Amount due from related party	$240,000.00
Total non-investment securities asset	$1,696,663.00

6

VCI Global Directly Owned Subsidiaries

(unconsolidated)

June 30, 2022

Subsidiary (a)	Percentage ownership (b)	Total Assets (less US Government Securities and Cash) (c)	Each Non- Investment Security Asset (d)	Government Securities ©	Each Cash Item (f)	Investment Securities (g)	Investment Securities as a Percentage of Assets (g)/©
V Capital Kronos Berhad	100%	$11,070,647	$3,306,182	None	$91,837	A. $7,764,465 Treasure Global Inc. (Nasdaq: TGL): 1500,000 shares + 202,899 RCN (14.55% ownership interest)	70%

Itemized Non-Investment Security Asset (USD)

Investment in wholly own subsidiaries	23,122.00
PPE	68,755.00
Account receivables	36,756.00
Deposit, prepayment and other receivables	37,217.00
Amount due from related party	14,393.72
Amount due from subsidiaries/holding	3,125,938.13
Total non-investment securities asset	3,306,181.85

7

V Capital Kronos Berhad (“V Cap”) Subsidiaries

(unconsolidated)

(All subsidiaries (other than V Cap and Elmu V Sdn. Bhd.)

are owned by VCI Global Limited through its ownership of V Cap)

As of June 30, 2022

	Subsidiary (a)	Percentage ownership (b)	Total Assets (less US Government Securities and Cash) (c)	Each Non- Investment Security Asset (1) (d)	Government Securities (e)	Each Cash Item (f)	Investment Securities (g)	Investment Securities as a Percentage of Assets (g)/(c)
(1)	V Capital Venture Sdn. Bhd.	100%	$232,140	$232,140	None	$340	None	None
(2)	V Capital Quantum Sdn. Bhd.	100%	$3,381,415	$3,381,408	None	$1,084	$6.81 Elmu V: 30 shares (30% ownership interest)	0.0002%
(3)	Imej Jiwa Communications Sdn. Bhd.	100%	$207,615	$207,615	None	$168,184	None	None
(4)	V Capital Robotics Sdn. Bhd	100%	None	None	None	$250	None	None
(5)	V Galactech Sdn. Bhd	100%	$590	$590	None	$752	None	None
(6)	V Capital Real Estate Sdn. Bhd	100%	None	None	None	$2,282	None	None
(7)	VCIG Limited,	100%	$55,000	$55,000	None	$1,377	None	None
(8)	V Capital Consulting Limited	100%	$2,386,915	$2,086,915	None	$12,183	$300,000 DFA Robotic Co. Ltd.: 3,648 shares (3% ownership interest)	13%
(9)	VC Acquisition Limited	100%	$1,000	$1,000	None	None	None	None
(10)	VC Acquisition II Limited	100%	None	None	None	None	None	None
(11)	TGI V Sdn. Bhd	100%	None	None	None	$2,290	None	None
(12)	Accuventures Sdn Bhd	80% owned by V Capital Venture Sdn. Bhd. (see Row (1))	$453,806	$453,806	None	$21	None	None
(13)	AB Management and Consultancy Sdn Bhd	80% owned by V Capital Quantum (see Row (2))	$15,882	$15,882	None	$74.87	None	None
(14)	Elmu Education Group Sdn. Bhd.	70% owned by AB Management and Consultancy Sdn. Bhd. (see Row (13)) resulting in 56% indirect ownership by V Cap	$4,879,852	$4,879,852	None	$78,760	None	None
(15)	Credilab Sdn. Bhd	100% owned by Accuventures Sdn Bhd (see Row 12)) resulting in 80% ownership by V Cap	$121,155	$121,155	None	$3,433	None	None
(16)	Elmu V Sdn. Bhd.	70% owned by Elmu Education Group Sdn. Bhd. (see Row (14)) and 30% owned by V Capital Quantum Sdn. Bhd. (see Row (2)) resulting in 69.2% ownership by V Cap	$226,092	$226,092	None	$2,381	None	None
(17)	Elmu Higher Education Sdn Bhd	100% owned by Elmu Education Group Sdn. Bhd. (see Row (14) Resulting in 56% ownership by V Cap	$4,336,144	$4,336,144	None	$17,705	None	None
(18)	V Capital Advisory Sdn Bhd	100%	$113,296	$113,296	None	$1,226	None	None

(1)Total amounts shown in column. For itemized amounts with respect to each subsidiary see below.

8

(1)	V Capital Venture Sdn Bhd - Itemized Non-Investment Security Asset (USD)

Investment in wholly own subsidiaries	113,461.15
PPE	2.72
Amount due from subsidiaries/holding	118,676.47
Total non-investment securities asset	232,140.34

(2)	V Capital Quantum Sdn Bhd - Itemized Non-Investment Security Asset (USD)

Investment in wholly own subsidiaries	47,296.65
PPE	30,331.03
Account receivables	1,393,739.76
Deposit, prepayment and other receivables	181,531.48
Amount due from related party	385,042.77
Amount due from subsidiaries/holding	1,343,466.82
Total non-investment securities asset	3,381,408.51

(3)	Imej Jiwa Communications Sdn Bhd - Itemized Non-Investment Security Asset (USD)

PPE	20,125.24
Account receivables	146,275.89
Deposit, prepayment and other receivables	36,990.58
Amount due from related party	4,223.03
Total non-investment securities asset	207,614.75

9

(4)	V Galactech Sdn Bhd - Itemized Non-Investment Security Asset (USD)

Account receivables	590.00
Total non-investment securities asset	590.00

(5)	V Capital Consulting Limited - Itemized Non-Investment Security Asset (USD)

Investment in wholly own subsidiaries	1,024.07
Account receivables	940,014.97
Amount due from related party	433,088.01
Amount due from subsidiaries/holding	712,787.85
Total non-investment securities asset	2,086,915.00

(6)	V Capital Acquisition Limited - Itemized Non-Investment Security Asset (USD)

Amount due from related party	1000.00
Total non-investment securities asset	1000.00

(7)	Accuventures Sdn Bhd - Itemized Non-Investment Security Asset (USD)

Investment in wholly own subsidiaries	453,771.98
Deposit, prepayment and other receivables	34.03
Total non-investment securities asset	453,806.01

(8)	AB Management and Consultancy Sdn Bhd - Itemized Non-Investment Security Asset

Investment in wholly own subsidiaries	15,882.02
Total non-investment securities asset	15,882.02

(9)	Elmu Education Group Sdn Bhd - Itemized Non-Investment Security Asset (USD)

Investment in wholly own subsidiaries	4,537,735.68
PPE	453.55
Account receivables	341,663.07
Total non-investment securities asset	4,879,852.30

(10)	Credilab Sdn Bhd - Itemized Non-Investment Security Asset (USD)

PPE	7,796.03
Account receivables	78,477.82
Deposit, prepayment and other receivables	10,829.04
Amount due from subsidiaries/holding	24,052.41
Total non-investment securities asset	121,155.30

10

(11)	Elmu V Sdn Bhd - Itemized Non-Investment Security Asset (USD)

Amount due from subsidiaries/holding	226,091.66
Total non-investment securities asset	226,091.66

(12)	Elmu Higher Education Sdn Bhd - Itemized Non-Investment Security Asset (USD)

Amount due from subsidiaries/holding	4,336,144.07
Total non-investment securities asset	4,336,144.07

(13)	V Capital Advisory Sdn Bhd - Itemized Non-Investment Security Asset (USD)

Investment in wholly own subsidiaries	47,267.16
Account receivables	4,814.52
Amount due from subsidiaries/holding	61,214.07
Total non-investment securities asset	113,295.75

11